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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Versant Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

925284-10-1

(CUSIP Number)

Tham Sin Hui
Vertex Management (II) Pte Ltd
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(011)65 6777-0122

Eileen Duffy Robinett, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2003, March 18, 2004 and December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 925284-10-1			Page 2 of 25

1.	Name of Reporting Person: Vertex Technology Fund Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 3,611,784(1)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 3,611,784(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,611,784(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): 10.1%*

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 2,708,838 shares of Common Stock and 902,946 shares of Common Stock issuable upon exercise of a warrant with an exercise price of $1.66 per share, held by VTF as of April 15, 2005. Vertex Management (II) Pte Ltd (“VM2”) may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a management agreement between VM2 and VTF and a power of attorney granted by VTF to representatives of VM2. In accordance with these management arrangements, divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF. See the penultimate paragraph of Item 6 of this Schedule 13D/A for more information. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, may also be deemed to have the power to vote and dispose of these shares. See Item 3 for information regarding changes in VTF’s beneficial ownership since July 23, 1999.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See Item 5 below.

CUSIP No. 925284-10-1			Page 3 of 25

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd (“VTF2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 938,964(2)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 938,964(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 938,964(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): 2.7%*

14.	Type of Reporting Person (See Instructions): CO

(2)	Includes 704,223 shares of Common Stock and 234,741 shares of Common Stock issuable upon exercise of a warrant with an exercise price of $1.66 per share, held by VTF2 as of April 15, 2005. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF2 pursuant to a management agreement between VM2 and VTF2 and a power of attorney granted by VTF2 to representatives of VM2. In accordance with these management arrangements, divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF2. See the penultimate paragraph of Item 6 of this Schedule 13D/A for more information. In addition, VVH, as the majority shareholder of VTF2, may also be deemed to have the power to vote and dispose of these shares. See Item 3 for information regarding changes in VTF2’s beneficial ownership since July 23, 1999.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See Item 5 below.

CUSIP No. 925284-10-1			Page 4 of 25

1.	Name of Reporting Person: Vertex Investment International (I) Inc. (“VII1”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 100,000(3)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 100,000(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): 0.3%*

14.	Type of Reporting Person (See Instructions): CO

(3)	Represents shares of Common Stock held by VII1 as of April 15, 2005. Voting and divestment decisions for VII1 are made by members of VII1’s Board of Directors, according to certain authorizations. Certain information about the members of VII1’s Board of Directors is included on Schedule A to this Schedule 13D/A. VVH, as the majority shareholder of VII1, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See Item 5 below.

CUSIP No. 925284-10-1			Page 5 of 25

1.	Name of Reporting Person: Vertex Investment International (III) Inc. (“VII3”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 489,767(4)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 489,767(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 489,767(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): CO

(4)	Represents shares of Common Stock held by VII3 as of April 15, 2005. Voting and divestment decisions for VII3 are made by members of VII3’s Board of Directors, according to certain authorizations. Certain information about the members of VII3’s Board of Directors is included on Schedule A to this Schedule 13D/A. VVH, as the majority shareholder of VII3, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See Item 5 below.

CUSIP No. 925284-10-1			Page 6 of 25

1.	Name of Reporting Person: Vertex Management Pte Ltd (“VM“)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 6,600(5)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 6,600(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,600(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%*

14.	Type of Reporting Person (See Instructions): CO

(5)	Represents shares of Common Stock held by VM as of April 15, 2005. Voting and divestment decisions for VM are made by members of VM’s Board of Directors. Certain information about the members of VM’s Board of Directors is included on Schedule A to this Schedule 13D/A. Vickers Capital Limited, as the majority shareholder of VM, and VVH, as the majority shareholder of Vickers Capital Limited, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See Item 5 below.

CUSIP No. 925284-10-1			Page 7 of 25

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 4,550,748(6)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 4,550,748(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,748(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑**

13.	Percent of Class Represented by Amount in Row (11): 12.6%*

14.	Type of Reporting Person (See Instructions): CO

(6)	Of these shares, an aggregate of 3,413,061 shares of Common Stock are held by VTF and VTF2 as of April 15, 2005, and an aggregate of 1,137,687 shares of Common Stock are issuable upon exercise of warrants with exercise prices of $1.66 per share that are held by VTF and VTF2 as of April 15, 2005. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF and VTF2 pursuant to management agreements between VM2 and each of VTF and VTF2 and powers of attorney granted by VTF and VTF2 to representatives of VM2. See the penultimate paragraph of Item 6 of this Schedule 13D/A for more information. In addition, VVH, as the majority shareholder of VTF and VTF2, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

**	See item 5 below.

CUSIP No. 925284-10-1			Page 8 of 25

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 5,147,115(7)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 5,147,115(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,147,115(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.3%*

14.	Type of Reporting Person (See Instructions): CO

(7)	Of these shares, 100,000 shares of Common Stock are held by VII1, 489,767 shares of Common Stock are held by VII3, 6,600 shares of Common Stock are held by VM, 2,708,838 shares of Common Stock are held by VTF, 704,223 shares of Common Stock are held by VTF2 and an aggregate of 1,137,687 shares of Common Stock are issuable upon exercise of warrants with exercise prices of $1.66 per share that are held by VTF and VTF2, all as of April 15, 2005. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF and VTF2 pursuant to management agreements between VM2 and each of VTF and VTF2 and powers of attorney granted by VTF and VTF2 to representatives of VM2. See the penultimate paragraph of Item 6 of this Schedule 13D/A for more information. In addition, VVH, as the majority shareholder of VTF, VTF2, VII1 and VII3, and as the majority shareholder of Vickers Capital Limited which is the majority shareholder of VM, may be deemed to have the power to vote and dispose of these shares. See Item 3 for information regarding changes in VVH’s beneficial ownership since July 23, 1999.

*	Based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by Versant Corporation in its quarterly report on Form 10-QSB for the quarter ended January 31, 2005.

CUSIP No. 925284-10-1			Page 9 of 25

1.	Name of Reporting Person: Singapore Technologies Pte Ltd (“STPL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not Applicable

		8.	Shared Voting Power: 0(8)

		9.	Sole Dispositive Power: Not Applicable

		10.	Shared Dispositive Power: 0(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): CO

(8)	Represents beneficial ownership as of April 15, 2005. In connection with an internal restructuring that was completed on December 31, 2004, the shares of VVH previously indirectly owned by STPL were transferred to Fullerton (Private) Limited, a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). Temasek is the holding company of STPL. Accordingly, STPL ceased to be a Reporting Person from December 31, 2004. See the last paragraph of Item 2(a) for additional information.

ITEM 1.	SECURITY AND ISSUER

                      This Amendment No. 2 to Schedule 13D (the “Amendment”) is made as of April 15, 2005 and amends and supplements the information set forth in the Statement on Schedule 13D, filed with the Securities and Exchange Commission by certain of the Reporting Persons (as defined in Item 2 below) on October 27, 1998, as amended by the Statement on Schedule 13D/A filed with the Securities and Exchange Commission by certain of the Reporting Persons on July 23, 1999 (together as amended, the “Existing 13D”) with respect to shares of Common Stock of Versant Corporation (“Versant” or the “Issuer”). The principal executive offices of the Issuer are located at 6539 Dumbarton Circle, Fremont, California 94555. In addition to the Items specifically amended and supplemented hereby, each other Item of the Existing 13D to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Existing 13D.

ITEM 2.	IDENTITY AND BACKGROUND

                      Item 2 of the Existing 13D is hereby amended and restated to read in its entirety as follows:

(a), (b), (c) and (f)	Name, Address, Occupation or Business and Citizenship or Jurisdiction of Incorporation

This statement is filed on behalf of the entities identified under the heading “Entities” below (each, a “Reporting Person” and together, the “Reporting Persons”).

Entities

The name, address, place of organization and principal business of the entities filing this statement are set forth below:

Vertex Technology Fund Ltd (“VTF”)
Vertex Technology Fund (II) Ltd (“VTF2”)
Vertex Venture Holdings Ltd (“VVH”)
Vertex Management Pte Ltd (“VM”)
Vertex Management (II) Pte Ltd (“VM2”)
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
VTF, VTF2, VVH, VM and VM2 are Singapore corporations.
Principal business of VTF and VTF2: Funds investment.
Principal business of VVH and VM: Investment holdings.
Principal business of VM2: Funds management.

Vertex Investment International (I) Inc. (“VII1”)
Vertex Investment International (III) Inc. (“VII3”)
P. O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands
VII1 and VII3 are British Virgin Island corporations.
Principal business of VII1 and VII3: Funds investment.

Singapore Technologies Pte Ltd (“STPL”)
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
STPL is a Singapore corporation.
Principal business of STPL: Investment holding company.

Other Persons and Entities
Information regarding the executive officers and directors of each of VTF, VTF2, VII1, VII3, VM, VM2, VVH and STPL is set forth on Schedule A hereto and incorporated herein by reference.

On or about December 13, 2002, STPL transferred all of its shares in VVH to Ellensburg Holding Pte Ltd (“EHP”), a wholly-owned subsidiary of STPL. EHP, an investment holding company, holds only the shares in VVH. In connection with an internal restructuring that was completed on December 31, 2004, the shares of EHP previously owned by STPL were transferred to Fullerton (Private) Limited (“Fullerton”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). Temasek is the holding company of STPL. Accordingly, STPL ceased to be a Reporting Person from December 31, 2004. The Reporting Persons have been advised by EHP that, as from December 31, 2004, EHP disclaims beneficial ownership of the Versant shares held by subsidiaries of VVH. Therefore, EHP is not included as a reporting person in this Amendment, and information about their executive officers and directors is not included on Schedule A hereto.

(d) Criminal Convictions

During the last five years, none of the Reporting Persons, nor to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, none of the Reporting Persons, nor to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Existing 13D is hereby amended and restated to read in its entirety as follows:

VTF

                      Convertible Note, Underlying Series A Preferred Stock and Underlying Common Stock. VTF obtained a convertible subordinated promissory note (the “Note”) from the Issuer in exchange for cash on October 16, 1998. The source of this cash was VTF’s working capital. VTF obtained on July 12, 1999, 902,946 shares of Series A Preferred Stock, which were then convertible into Common Stock on a two-for-one basis, as consideration for the conversion of principal and interest under the Note. The conversion of the Note into Series A Preferred Stock was made pursuant to a certain Preferred Stock and Warrant Purchase

Agreement among the Issuer and the parties listed on the Schedule of Investors thereto dated June 28, 1999 (the “Preferred Stock Purchase Agreement”).

                      On March 18, 2004, upon the effective time of the acquisition by the Issuer of Poet Holdings, Inc. (the “Poet Merger”), the conversion ratio for the shares of Series A Preferred Stock was adjusted in accordance with an amendment to the Issuer’s Articles of Incorporation. On that date, immediately after the Poet Merger and in accordance with an amendment to the Issuer’s Articles of Incorporation, the shares of Series A Preferred Stock held by VTF were automatically converted on a three-for-one basis into 2,708,838 shares of Versant Common Stock.

                      The above-referenced amendments to the Issuer’s Articles of Incorporation which, among other things, adjusted the conversion ratio and required the automatic conversion of the Series A Preferred Stock following the Poet Merger, were the subject of a Preferred Stock Conversion Agreement dated September 26, 2003 (the “Conversion Agreement”) among the Issuer, VTF, VTF2 and the Joseph M. Cohen Family Limited Partnership (“JMCFLP,” and together with VTF and VTF2, the “Conversion Agreement Shareholders”), under which the parties made certain agreements with respect to the shares of Series A Preferred Stock and warrants held by the Conversion Agreement Shareholders. See Item 6 of this Schedule 13D/A for a summary of the Conversion Agreement.

                      Warrants. Under the terms of the Preferred Stock Purchase Agreement, on July 12, 1999, VTF obtained a warrant to purchase 902,946 shares of Common Stock at an exercise price of $2.13 per share and with an expiration date of July 11, 2004 in connection with the conversion of the Note into Series A Preferred Stock. On March 18, 2004, upon the effective time of the Poet Merger, the exercise price of the warrant was changed to $1.66 per share and the expiration date of the warrant was changed to July 11, 2005 in accordance with the terms of the Conversion Agreement.

                      VTF2

                      Series A Preferred Stock and Underlying Common Stock. On July 12, 1999, VTF2 purchased for cash 234,741 shares of Series A Preferred Stock, which were then convertible into Common Stock on a two-for-one basis. The source of this cash was VTF2’s working capital. The purchase of Series A Preferred Stock was made pursuant to the Preferred Stock Purchase Agreement.

                      On March 18, 2004, upon the effective time of the Poet Merger, the conversion ratio for the shares of Series A Preferred Stock was adjusted in accordance with an amendment to the Issuer’s Articles of Incorporation. On that date, immediately after the Poet Merger and in accordance with an amendment to the Issuer’s Articles of Incorporation, the shares of Series A Preferred Stock held by VTF2 were automatically converted on a three-for-one basis into 704,223 shares of Versant Common Stock.

                      As described above and in Item 6 of this Schedule 13D/A, the amendments to the Issuer’s Articles of Incorporation which, among other things, adjusted the conversion ratio and required the automatic conversion of the Series A Preferred Stock following the Poet Merger, were the subject of the Conversion Agreement, under which the parties to that agreement made certain agreements with respect to the shares of Series A Preferred Stock and warrants held by the Conversion Agreement Shareholders.

                      Warrants. Under the terms of the Preferred Stock Purchase Agreement, on July 12, 1999, VTF2 also purchased, for $29,342.63 in cash, a warrant to purchase 234,741 shares of Common Stock at an exercise price of $2.13 per share and with an expiration date of July 11, 2004. The source of the cash used to purchase the warrants was VTF2’s working capital. On March 18, 2004, upon the effective time of the Poet Merger, the exercise price of the warrant was changed to $1.66 per share and the expiration date of the warrant was changed to July 11, 2005 in accordance with the terms of the Conversion Agreement.

                      VII1

                      The 100,000 shares of Versant Common Stock currently held by VII1 represent the balance of shares remaining from open market purchases and sales made by VII1 between May 5, 1997 and August 31, 1998. The source of the cash used to purchase the shares was VII1’s working capital.

                      VII3

                      In June 1998, VII3 acquired 489,767 shares of Versant Common Stock from another Vertex investment fund, which had purchased such shares for cash from the Issuer between 1989 and 1994. The source of the cash used to purchase the shares was the fund’s working capital.

                      VM

                      On July 18, 1996, VM purchased for $52,800 cash in the open market 6,600 shares of Versant Common Stock. The source of the cash used to purchase the shares was VM’s working capital.

ITEM 4.	PURPOSE OF TRANSACTION

                      Item 4 of the Existing 13D is hereby amended and restated to read in its entirety as follows:

                      All of the securities acquired by the Reporting Persons were acquired for investment purposes. Except as set forth in this Amendment, to each Reporting Person’s knowledge:

(a)	The Reporting Persons do not presently have any plans or proposals which would relate to or would result in the acquisition or disposition of additional securities of the Issuer;

(b)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	The Reporting Persons have made no changes to the Board of Directors or management of the Issuer and have no present plans or proposals to make any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors;

(e)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

(f)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure;

(g)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

(j)	The Reporting Persons do not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

                       Notwithstanding the foregoing, the Reporting Persons intend to review their investment in Versant on a continuing basis and reserve the right to, among other things, (i) acquire additional securities of and increase their level of investment and control in Versant, through acquisitions in the open market or in privately negotiated transactions with Versant or third parties or otherwise, (ii) maintain their holdings at current levels, or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in Versant. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of Versant’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of Versant; and other future developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

                      Item 5 of the Existing 13D is hereby amended to provide the following updated information:

                      (a) and (b) Ownership of Shares of Versant Corporation

          The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of April 15, 2005.

Amount beneficially owned:
See Row 11 of cover page for each Reporting Person.

Percent of class:
See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person.

By virtue of the voting provisions of the Conversion Agreement, it could be alleged that a “group” had been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 at the time of the execution of the Conversion Agreement, which now expired upon the Poet Merger. Ownership of the Issuer’s Common Stock reported by each Reporting Person in this Amendment does not reflect the existence of such a “group,” and each Reporting Person disclaims the existence of such a “group.”

By virtue of the relationships among the various Reporting Persons, it could be alleged that a “group” exists among the Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Ownership of the Issuer’s Common Stock reported by each Reporting Person in this Amendment does not reflect the existence of such a “group,” and therefore share ownership amounts included in this Amendment for each Reporting Person excludes shares held by related entities over which a particular Reporting Person could not be deemed to exercise control over voting or divestment decisions, as described herein.

To each Reporting Person’s knowledge, no other shares of the Issuer’s Common Stock are beneficially owned by any of the individuals identified in Schedule A, except (i) for 93,000 shares of Common Stock (representing less than 1% of the Issuer’s outstanding shares as of April 15, 2005, based on 34,877,318 shares of Common Stock outstanding as of March 9, 2005, as reported by the Issuer in its annual report on Form 10-QSB for the quarter ended January 31, 2005) owned by an investment company with which Mr. Lee Kheng Nam, a director of VM2, is affiliated and over which he shares voting and dispositive power, and (ii) as otherwise described herein.

(c)	Recent Transactions

See Item 3 for information regarding transactions in Versant’s Common Stock effected by certain of the Reporting Persons since the filing on July 23, 1999 of the amendment to the original Schedule 13D filed on October 27, 1998.

In addition, see the last paragraph of Item 2(a) for information regarding changes in STPL’s indirect ownership of entities holding Versant shares.

To the best of the knowledge of the Reporting Persons, except as set forth herein, no person named in Schedule A has effected any transactions in Versant’s Common Stock (i) within 60 days prior to each of September 26, 2003, March 18, 2004 and December 31, 2004 and (ii) within 60 days prior to the date of this Amendment.

(d)	Right to Receive Dividends

Not applicable.

(e)	Ownership of Less Than 5% of the Class of Securities

In connection with an internal restructuring that was completed on December 31, 2004, the shares of EHP previously owned by STPL were transferred to Fullerton, a wholly-owned subsidiary of Temasek. Temasek is the holding company of STPL. Accordingly, STPL ceased to be a Reporting Person from December 31, 2004. The Reporting Persons have been advised by EHP that, as from December 31, 2004, EHP disclaims beneficial ownership of Versant shares held by subsidiaries of VVH. Therefore, EHP is not included as a Reporting Person in this Amendment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Existing 13D is hereby amended and restated in its entirety to read as follows:

Preferred Stock Conversion Agreement

                      In connection with the acquisition by the Issuer of Poet Holdings, Inc., the Issuer, VTF, VTF2 and JMCFLP, entered into a Preferred Stock Conversion Agreement dated September 26, 2003, which, among other things, provided that the Conversion Agreement Shareholders would vote all of their outstanding shares of the Issuer’s Common Stock and Series A Preferred Stock in favor of certain amendments to the Issuer’s Articles of Incorporation. These amendments to the Articles of Incorporation covered the following:

                      ■      Clarification that the Poet Merger would not be deemed to be a liquidation, dissolution or winding up of the Issuer under the terms of the Articles of Incorporation;

                      ■      Adjustment of the conversion ratio for shares of Series A Preferred Stock upon the effective time of the Poet Merger so that each share of Series A Preferred Stock would be convertible into three shares of the Issuer’s Common Stock, instead of two shares of the Issuer’s Common Stock; and

                      ■      Adjustment of the automatic conversion feature for the Series A Preferred Stock so that immediately after the effective time of the Poet Merger, such shares would be automatically converted into shares of the Issuer’s Common Stock.

                      In addition, the Conversion Agreement provided for the amendment, upon the effective time of the Poet Merger, of the warrants to purchase Versant Common Stock that were held by VTF, VTF2 and JMCFLP as follows:

                      ■      The exercise price per share for each warrant would be reduced from $2.13 per share to $1.66 per share;

                      ■      The expiration date for each warrant would be extended from July 11, 2004 to July 11, 2005; and

                      ■      Clarification that the Poet Merger would not trigger expiration of the warrants as an “Acquisition” as defined in the warrants.

                      Under the Conversion Agreement, VTF, VTF2 and JMCFLP also agreed (with some limited exceptions) that they would not sell, transfer, exchange, pledge, encumber, hypothecate, distribute or otherwise dispose of, or make any offer or agreement relating to any of the foregoing, with respect to any shares of Series Preferred Stock or Warrants owned by them, until the expiration date of the Conversion Agreement, which has now passed.

                      The foregoing summary description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such document, which is filed as an exhibit to this Amendment.

Preferred Stock and Warrant Purchase Agreement

                      As part of the Preferred Stock Purchase Agreement entered into in June 1999, VTF has agreed that, as long as it owns more than five percent of the Issuer’s Common Stock on an as-converted basis, it will not acquire more than 100,000 shares of the Issuer’s Common Stock (other than the shares issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants) without prior written consent of the Issuer.

                      The foregoing summary description of certain covenants of the Preferred Stock and Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such document, which is filed as an exhibit to this Amendment.

Registration Rights Agreement

                      VTF and the Issuer entered into a Registration Rights Agreement dated as of October 16, 1998 (the “Registration Rights Agreement”), as supplemented July 12, 1999 to include VTF2 and JMCFLP, which provides, among other things, certain registration rights with respect to the shares held by such persons. Certain of the registration rights have expired. The remaining registration rights provide that if the Issuer proposes to register any of its securities under the Securities Act, it must give prior notice to VTF and VTF2 and permit them, subject to certain limitations, to include in such registration (a “Piggyback Registration”) all or part of the shares of Common Stock held by them and issuable upon exercise of the warrants held by them (the “Registrable Securities”). The underwriters (if any) may reduce the number of Registrable Securities to be included in a Piggyback Registration, provided that each of VTF and certain other holders of the Registrable Securities shall be subject to such reduction only on a pro rata basis. The Issuer is required to bear all Registration Expenses (as defined in the Registration Rights Agreement) in connection with Registration Rights Agreement.

                      The foregoing summary description of certain provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such document, which is filed as an exhibit to this Amendment.

Management Arrangements With VM2

                      VTF and VTF2 have each entered into management agreements with VM2 and have granted powers of attorney to representatives of VM2. These management agreements and powers of attorney relate to the investment of funds of VTF and VTF2 and the management of investments owned by VTF and VTF2 (including divestment and voting decisions in relation to the investments owned by VTF and VTF2). Under these management arrangements, VM2 has established an investment committee for each of VTF and VTF2 that makes divestment and voting decisions by majority vote.

                      VII1 and VII3 have each entered into management agreements with VM2 relating to investment management services provided by VM2. Voting and divestment decisions for VII1 and VII3 are made by members of each of their Boards of Directors, subject to certain authorizations.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

                      The following documents are filed as exhibits hereto:

Exhibit A:	Joint Filing Agreement.

Exhibit B:	Preferred Stock and Warrant Purchase Agreement dated June 28, 1999 among Issuer, VTF, VTF2 and other investors and exhibits thereto.*

Exhibit C:	Registration Rights Agreement dated as of October 16, 1998, by and between the Issuer and VTF. **

Exhibit D:	Supplement to Registration Rights Agreement dated as of July 12, 1999 by and between the Issuer and VTF.***

Exhibit E:	Preferred Stock Conversion Agreement dated September 26, 2003, among the Issuer, VTF, VTF2 and the Joseph M. Cohen Family Limited Partnership.****

*	Incorporated by reference to Exhibit 10.01 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on July 13, 1999.

**	Incorporated by reference to Exhibit C to VTF’s Schedule 13D filed with the Securities and Exchange Commission on October 27, 1998.

***	Incorporated by reference to Exhibit 10.04 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on July 13, 1999.

****	Incorporated by reference to Exhibit 99.02 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2003.

SIGNATURE

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2005

VERTEX TECHNOLOGY FUND LTD

By:	/s/ Chua Joo Hock

Name:	Chua Joo Hock

Title:	Director

VERTEX TECHNOLOGY FUND (II) LTD

By:	/s/ Chua Joo Hock

Name:	Chua Joo Hock

Title:	Director

VERTEX INVESTMENT INTERNATIONAL (I) INC.

By:	/s/ Toh Kim Huat

Name:	Toh Kim Huat

Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC.

By:	/s/ Toh Kim Huat

Name:	Toh Kim Huat

Title:	Director

VERTEX MANAGEMENT PTE LTD

By:	/s/ Chua Joo Hock

Name:	Chua Joo Hock

Title:	Director

VERTEX MANAGEMENT (II) PTE LTD

By:	/s/ Chua Joo Hock

Name:	Chua Joo Hock

Title:	Executive Director

VERTEX VENTURE HOLDINGS LTD

By:	/s/ Tan Mui Hong

Name:	Tan Mui Hong

Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

By:	/s/ Tan Ai Ching

Name:	Tan Ai Ching

Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

     The following is a list of the directors and executive officers of Vertex Technology Fund Ltd (“VTF”):

Name, Business Address and
Position at VTF	Present Principal Occupation	Citizenship

Tan Mui Hong Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Chairman and Director, VTF)	Group President & CEO,
	Executive Director, VVH /President & CEO, Executive Director, VM2 / President & CEO, Executive Director, ST Asset Management Ltd (a fund management company, providing investment management and advisory services) (“STAM”)	Singaporean

Chua Joo Hock Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VTF)	Executive Vice President, VM2	Singaporean

Wong Shin Hoe Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Company Secretary, VTF)	Vice President, Legal, VM2	Singaporean

The following is a list of the directors and executive officers of Vertex Technology Fund (II) Ltd (“VTF2”):

Name, Business Address and
Position at VTF2	Present Principal Occupation	Citizenship

Tan Mui Hong Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VTF2)	Group President & CEO, Executive Director, VVH /President & CEO, Executive Director, VM2 / President & CEO, Executive Director, STAM	Singaporean

Chua Joo Hock Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VTF2)	Executive Vice President, VM2	Singaporean

Name, Business Address and
Position at VTF2	Present Principal Occupation	Citizenship
Wong Shin Hoe Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Company Secretary, VTF2)	Vice President, Legal, VM2	Singaporean

The following is a list of the directors and executive officers of Vertex Investment International (I) Inc. (“VII1”):

Name, Business Address
and Position at VII1	Present Principal Occupation	Citizenship

Sim Mong Tee 324 Upper East Coast Road #03-02 East Coast Ville Singapore 466455 (Director, VII1)	Company Director	Singaporean

Toh Kim Huat InnoMedia Inc. Beijing Representative Office Room 1405, Prime Tower No. 22, Chao Wai Street Chaoyang District Beijing 100020, China (Director, VII1)	General Manager, China Operations, InnoMedia Inc. (a company that provides Internet and broadband access IP telephony solutions)	Singaporean

The following is a list of the directors and executive officers of Vertex Investment International (III) Inc. (“VII3”):

Name, Business Address and
Position at VII3	Present Principal Occupation	Citizenship

Sim Mong Tee 324 Upper East Coast Road #03-02 East Coast Ville Singapore 466455 (Director, VII3)	Company Director	Singaporean

Toh Kim Huat InnoMedia Inc. Beijing Representative Office Room 1405, Prime Tower No. 22, Chao Wai Street Chaoyang District Beijing 100020, China (Director, VII3)	General Manager, China Operations, InnoMedia Inc.	Singaporean

The following is a list of the directors and executive officers of Vertex Management Pte Ltd (“VM”):

Name, Business Address and
Position at VM	Present Principal Occupation	Citizenship

Tan Mui Hong Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VM)	Group President & CEO, Executive Driector, VVH /President & CEO, Executive Director, VM2 / President & CEO, Executive Director, STAM	Singaporean

Chua Joo Hock Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VM)	Executive Vice President, VM2	Singaporean

Lim Kok Liang Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VM)	Executive Director, STAM/Executive Director, VM2	Singaporean

Wong Shin Hoe Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Company Secretary, VM)	Vice President, Legal, VM2	Singaporean

The following is a list of the directors and executive officers of Vertex Management (II) Pte Ltd (“VM2”):

Name, Business Address and
Position at VM2	Present Principal Occupation	Citizenship

Lee Kheng Nam Advantec Enterprises Blk 1026 Tai Seng Ave #04-3532 Tai Seng Industrial Park Singapore 534413 (Director, VM2)	Chairman, Advantec Enterprises (a trading semiconductor and equipment distributor)	Singaporean

Name, Business Address and
Position at VM2	Present Principal Occupation	Citizenship

Lee Kwee Jee Singapore Technologies Telemedia Pte Ltd 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (Director, VM2)	Senior Vice President, Strategic Relations and Corporate Communications, Singapore Technologies Telemedia Pte Ltd (a leading information-communications company with operations and investments in Asia-Pacific, the Americas and Europe)	Singaporean

Tan Mui Hong Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (President & CEO, Executive Director, VM2)	Group President & CEO, Executive Director, VVH /President & CEO, Executive Director, VM2 / President & CEO, Executive Director, STAM	Singaporean

Chua Joo Hock Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Executive Director, VM2)	Executive Vice President, VM2	Singaporean

Lim Kok Liang Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Executive Director, VM2)	Executive Director, STAM/Executive Director, VM2	Singaporean

Wong Shin Hoe Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Company Secretary, VM2)	Vice President, Legal, VM2	Singaporean

Tham Sin Hui Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Vice President, VM2)	Vice President, VM2	Singaporean

The following is a list of the directors and executive officers of Vertex Venture Holdings Ltd (“VVH”):

Name, Business Address and
Position at VVH	Present Principal Occupation	Citizenship

Tan Mui Hong Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Group President & CEO and Executive Director, VVH)	Group President & CEO, Executive Director, VVH /President & CEO, Executive Director, VM2 /President & CEO, Executive Director, STAM	Singaporean

Lim Kok Liang Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VVH)	Executive Director, STAM /Executive Director, VM2

Wong Shin Hoe Vertex Management (II) Pte Ltd 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Company Secretary, VVH)	Vice President, Legal, VM2	Singaporean

The following is a list of the directors and executive officers of Singapore Technologies Pte Ltd (“STPL”):

Name, Business Address and
Position at STPL	Present Principal Occupation	Citizenship

Gan Chee Yen Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STPL)	Senior Managing Director, Strategic Development, Temasek Holdings (Private) Limited	Singaporean

Tan Ai Ching Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STPL)	Managing Director, Finance, Temasek	Singaporean